BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 274	$ (5,936)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	6,906	7,168
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	(82,878)	(39,955)
Securities owned, at market value	12,125	19,989
Other assets	-	(1,644)
Increase (decrease) in:		
Securities sold, but not yet purchased, at market value	-	(7,861)
Accounts payable and accrued expenses	27,027	8,773
Net cash used in operating activities	(36,546)	(19,466)
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures	(8,101)	(3,248)
Net cash used in investing activity	(8,101)	(3,248)
Net decrease in cash	(44,647)	(22,714)
CASH		
Beginning	124,291	147,005
Ending	$ 79,644	$ 124,291

See Notes to Financial Statements